SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            AutoCorp. Equities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    052764206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Charles Norman
                             AutoCorp Equities, Inc.
                                1701 Legacy, Dr.
                                   Suite 2200
                                Frisco, TX 75034
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 30,2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.052764206                       13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Pacific Holdings Group                  75-2881770
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              140,868,560
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                        140,868,560
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        140,868,560
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        94.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.052764206                       13D                  Page 3 of 15 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Pacific USA Holdings Corp.              75-2255876
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              142,490,202
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                        142,490,202
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        142,490,202
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        95.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.052764206                       13D                  Page 4 of 15 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Pacific Electric Wire & Cable Co. LTD   n/a - Foreign Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        Taiwan, Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                        0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              142,490,202
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                        142,490,202
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        142,490,202
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        95.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                         13D

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This  statement  relates to 100,000,000  shares of common stock,  par value
$.001  per  share  (the  "Common  Shares")  and  4,086,856  shares  of  Series A
Convertible  Preferred Stock, par value $.001 per share (the "Series A Preferred
Shares"  and,  together  with the  Common  Shares,  the  "Shares")  of  AutoCorp
Equities, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 1701 Legacy Drive, Suite 2200, Frisco, Texas 75034. Each
Series A  Preferred  Share is  convertible  at the option of the holder into ten
(10) Common Share at any time and for no additional consideration.  The Series A
Preferred Shares are non-voting, except to the extent otherwise required under Nevada law.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Name: This statement is being jointly filed by Pacific  Electric Wire &
Cable  Co.,  Ltd.,  a company  limited  by shares  formed  under the laws of The
Republic of China  ("PEWC"),  Pacific USA Holdings  Corp.,  a Texas  corporation
("PUSA") and Pacific Holdings Group, a Nevada corporation ("PHG"). PHG is a wholly-owned subsidiary of PUSA, which is a wholly-owned subsidiary of PEWC. The executive officers and directors of PEWC, PUSA and PHG (hereafter referred to collectively as "Reporting Person"), are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors of Reporting
Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business  Address:  The business  address of PEWC is 4th Fl., 285 Chung
Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of PUSA and PHG is 2901 N. Dallas Parkway, Suite 100, Plano, Texas
75093. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c).

     (c) Present Principal Occupation or Employment:  PEWC is a general business conglomerate  founded  on the  electric  cable  and wire  industry,  engaged  in manufacturing,  telecommunications and technology. PUSA is a diversified holding
company  engaged  in  the  financial   services,   real  estate  and  technology
industries. PHG is a holding company engaged in the financial services industry.
The present  principal  occupation  or  employment  of PEWC's,  PUSA's and PHG's directors and executive  officers and the name and address of the corporation or other organizations in which such employment is conducted is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                           BOARD OF DIRECTORS OF PEWC
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-tsun                Pacific Electric Wire & Cable Co., Ltd.,   Chairman                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Ching-yun              Pacific Electric Wire & Cable Co., Ltd.    Vice Chairman and President          Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Yu-jeh                 Pacific Electric Wire & Cable Co., Ltd.    Honorary Chairman and                Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Executive Director
                            Section 4                                  Pacific Electric Wire & Cable Co.,
                            Taipei, Taiwan, Republic of China          Ltd.
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Lee Yu-tien                 Pacific Electric Wire & Cable Co., Ltd.,   Honorary Vice Chairman and           Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Executive Director
                            Section 4                                  Pacific Electric Wire & Cable Co.,
                            Taipei, Taiwan, Republic of China          Ltd.
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Cheng  I-chou               Pacific Electric Wire & Cable Co., Ltd.,   Executive Director                   Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------


Chiao Ting-piao             Pacific Electric Wire & Cable Co., Ltd.,   Director                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Chen Shu-chuan          Pacific Electric Wire & Cable Co., Ltd.,   Director                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-heng                Pacific Electric Wire & Cable Co., Ltd.,   President of Charoong Thai Wire &    Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Cable Co., Ltd
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Chang-Min-chiang            Pacific Electric Wire & Cable Co., Ltd.,   Group Chairman of                    Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Construction Co.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Wang                   Pacific Electric Wire & Cable Co., Ltd.,   Director                             Taiwan, ROC
Wen-chuen                   4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Lee Chao-chun               Pacific Electric Wire & Cable Co., Ltd.,   President of Pacific Acme Coffee &   Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Foods Corp.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Liu Wei-kang                Pacific Electric Wire & Cable Co., Ltd.,   President of Pacific Resources       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Corp.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-chi                 Pacific Electric Wire & Cable Co., Ltd.,   Vice Chairman of Pan-Pacific         Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Venture Capital Co., Ltd.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Cheng Chao-chun             Pacific Electric Wire & Cable Co., Ltd.,   Vice President                       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Lee Pon-yean                Pacific Electric Wire & Cable Co., Ltd.,   President of Pacific Electronics     Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Technology Co., Ltd.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Yuan Pei-yu                 Pacific Electric Wire & Cable Co., Ltd.,   Vice Chairman of Pacific Computer    Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Systems Inc.
                            Section 4
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Hsiu-chun              Pacific Electric Wire & Cable Co., Ltd.,   Director                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Kuo Chih-Wei                United Electronics Industry Co., Ltd.,     President of United Electronics      Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Industry Co., Ltd.
                            Section 4, Taipei, Taiwan, Republic of
                            China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Lee Ta-jen                  Pacific Electric Wire & Cable Co., Ltd.,   Director                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------


Lee Ta-cheng                Pacific Electric Wire & Cable Co., Ltd.,   Vice Chairman                        Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Yuan Chun-Tan               Pacific Electric Wire & Cable Co., Ltd.,   Vice President of Pacific Computer   Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Systems, Inc.
                            Section 4
                            Taipei, Taiwan, Republic of China

---------------------------------------------------------------------------------------------------------------------------------
                           EXECUTIVE OFFICERS OF PEWC
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-tsun                Pacific Electric Wire & Cable Co., Ltd.,   Chairman                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Ching-yun              Pacific Electric Wire & Cable Co., Ltd.    President                            Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-heng                Pacific Electric Wire & Cable Co., Ltd.,   Vice President                       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Lee Pon-yean                Pacific Electric Wire & Cable Co., Ltd.,   Vice President                       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Kuo Chuan                   Pacific Electric Wire & Cable Co., Ltd.,   Vice President                       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Cheng Chao-chun             Pacific Electric Wire & Cable Co., Ltd.,   Vice President                       Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------


---------------------------------------------------------------------------------------------------------------------------------
                           BOARD OF DIRECTORS OF PUSA
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Yu-jeh                 Pacific Electric Wire & Cable Co., Ltd.    Honorary Chairman                    Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Sun Tao-tsun                Pacific Electric Wire & Cable Co., Ltd.    Chairman                             Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Tung Ching-yun              Pacific Electric Wire & Cable Co., Ltd.    President                            Taiwan, ROC
                            4th Fl., 285, Chung Hsiao East Road,       Pacific Electric Wire & Cable Co.,
                            Section 4                                  Ltd.
                            Taipei, Taiwan, Republic of China
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Jack Takacs                 c/o Pacific Holdings Group                 Chief Executive Officer of Pacific   United States
                            2901 N. Dallas Parkway, Suite 100          USA Holdings Corp.
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Michael K. McCraw           c/o PacificHoldings Group                  President and Chief Financial        United States
                            2901 N. Dallas Parkway, Suite 100          Officer of Pacific USA Holdings
                            Plano, Texas  75093                        Corp.
--------------------------- ------------------------------------------ ------------------------------------ ---------------------



---------------------------------------------------------------------------------------------------------------------------------
                           EXECUTIVE OFFICERS OF PUSA
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Jack Takacs                 c/o Pacific Holdings Group                 Chief Executive Officer of Pacific   United States
                            2901 N. Dallas Parkway, Suite 100          USA Holdings Corp.
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Michael K. McCraw           c/o PacificHoldings Group                  President and Chief Financial        United States
                            2901 N. Dallas Parkway, Suite 100          Officer of Pacific USA Holdings
                            Plano, Texas  75093                        Corp.
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Donna Blohm                 c/o Pacific Holdings Group                 Treasurer of Pacific USA Holdings    United States
                            2901 N. Dallas Parkway, Suite 100          Corp.
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Pauil Weber                 c/o Pacific Holdings Group                 Chief Legal Officer & Secretary of   United States
                            2901 N. Dallas Parkway, Suite 100          Pacific USA Holdings Corp.
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------


---------------------------------------------------------------------------------------------------------------------------------
                            BOARD OF DIRECTORS OF PHG
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Michael K. McCraw           c/o Pacific Holdings Group                 President of Pacific Holdings Group  United States
                            2901 N. Dallas Parkway, Suite 100
                            ---------------------------------
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------


---------------------------------------------------------------------------------------------------------------------------------
                            EXECUTIVE OFFICERS OF PHG
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
           Name                         Present Principal                          Occupation                   Citizenship
                                        Business Address
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Jack Takacs                 c/o Pacific Holdings Group                 Chief Executive Officer of Pacific   United States
                            2901 N. Dallas Parkway, Suite 100          Holdings Group
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Michael K. McCraw           c/o Pacific Holdings Group                 President and Chief Financial        United States
                            2901 N. Dallas Parkway, Suite 100          Officer of Pacific Holdings Group
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Donna Blohm                 c/o Pacific Holdings Group                 Treasurer of Pacific Holdings Group  United States
                            2901 N. Dallas Parkway, Suite 100
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------
Paul Weber                  c/o Pacific Holdings Group                 Chief Legal Officer & Secretary of   United States
                            2901 N. Dallas Parkway, Suite 100          Pacific Holdings Group
                            Plano, Texas  75093
--------------------------- ------------------------------------------ ------------------------------------ ---------------------

     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors of Reporting Person has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors of Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: PEWC is a company limited by shares formed under the laws of The Republic of China. PUSA is a Texas corporation. PHG is a Nevada corporation. The citizenship of each director and executive officer of PEWC, PUSA and PHG is set forth in Item 2(c) of this Statement.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

      Pursuant to an Agreement and Plan of Merger dated as of June 20, 2003 (the "Merger Agreement") by and among AutoCorp Equities, Inc. ("ACE"), PAG Acquisition Corp. ("PAG Acquisition") and Pacific Auto Group, Inc. ("PAG"), PAG Acquisition, a wholly-owned subsidiary of ACE, has merged with and into PAG. As consideration for the merger, PHG, the parent of PAG, received 100,000,000 Common Shares and 4,086,856 Series A Preferred Shares that are convertible, at the option of PHG at any time and for no additional consideration, into not less than 40,868,560 Common Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

      The purpose of the transaction for which the Statement is being prepared is for PHG to acquire the Shares as consideration for the merger described in
Item 3 above. As a result of the merger, PHG and its affiliate Pacific Financial Group, Inc., a Delaware corporation ("PFG"), will collectively own approximately 95.66% of the Common Shares on a fully-diluted basis. In connection with the Merger, the number of directors constituting the ACE board of directors will be increased from three (3) to six (6). Pursuant to the terms of a Standstill
Agreement between PHG and ACE, PHG has agreed, for a period of two years from the effective date of the merger, to vote all of its Common Shares in favor of the election of three (3) directors to the ACE board of directors to be designated by PHG. In addition, pursuant to the terms of the Standstill Agreement, PHG has agreed, for a period of one year from the effective date of the merger and subject to limited exceptions, to refrain from directly or indirectly selling more than 1% of the Shares to any person or group, or sell or transfer any of the Shares to any such person or group who or which, after the consummation of such sale or transfer, would beneficially own more than 4.9% of the total outstanding voting securities of ACE. Subject to receipt of the requisite shareholder approval, the Articles of Incorporation of ACE will be amended to increase the number of authorized Common Shares to permit the conversion of the Series A Preferred Shares and the Series B Preferred Shares (as described in Item 5) into Common Shares in accordance with their respective terms.

     Except as described herein or reported on a previous Schedule 13D or an amendment thereto, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to those enumerated above.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Persons collectively have beneficial ownership of 100,000,000 Common Shares, 4,086,856 Series A Preferred Shares and 1,621,642 shares of Series B Non-Cumulative Convertible Preferred Stock of ACE (the "Series B Preferred Shares"). The percentage of issued and outstanding Common Shares beneficially owned by the Reporting Persons is approximately 67%. The percentage of Series A Preferred Shares beneficially owned by the Reporting Persons is 100%. The percentage of Series B Preferred Shares beneficially owned by the Reporting Persons is 100%. Each Series A Preferred Share is convertible at any time into ten (10) shares of ACE Common Stock. Each Series B Preferred Share is convertible at any time into one (1) share of ACE Common Stock. Assuming conversion of all Series A Preferred Shares and Series B Preferred Shares into Common Stock, the percentage of Company's total voting power controlled by the Reporting Persons would be 95.66%.

     (b) Except as otherwise required under Nevada law, neither the Series A Preferred Shares nor the Series B Preferred Shares held by the Reporting Persons have any voting rights prior to conversion.

     (c) Except as described herein, no Reporting Person has effected any transaction in shares of Common Stock of the Company during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Preferred Shares or the Series B Preferred Shares beneficially owned by them.

     (e) Not applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except to the extent disclosed above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

       Exhibit 99.1 - Agreement re: Joint Filing of Schedule 13D.
       Exhibit 99.2 - Agreement and Plan of Merger
       Exhibit 99.3 - Standstill Agreement

--------------------------------------------------------------------------------


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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 10, 2003

                                       Pacific Electric Wire & Cable Co. Ltd.,
                                       a R.O.C. limited company

                                       By: /s/ Tung Ching-yun
                                           -------------------------------------
                                           Tung Ching-yun
                                           President


                                       Pacific USA Holdings Corp.,
                                       a Texas corporation

                                       By: /s/ Michael K. McCraw
                                           -------------------------------------
                                           Michael K. McCraw
                                           President and Chief Financial Officer


                                       Pacific Holdings Group,
                                       a Nevada corporation

                                       By: /s/ Michael K. McCraw
                                           -------------------------------------
                                           Michael K. McCraw
                                           President and Chief Financial Officer





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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